UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On November 19, 2024, Antelope Enterprise Holdings Ltd. (the “Company” or the “Registrant”) entered into a convertible promissory note purchase agreement (the “Purchase Agreement”) with an institutional investor to purchase $990,000 of its convertible note (the “Note”) to purchase its class A ordinary shares in a registered direct offering. The closing of the sale of the Note will occur on the date to be mutually agreed upon by the Company and the investor.

Copies of the Purchase Agreement and the Note are filed as Exhibits 10.1 and 10.2, respectively. A copy of the legal opinion issued by the Company’s British Virgin Islands counsel, Harney Westwood & Riegels LP is attached hereto as Exhibit 5.1.

The contents of this Report on Form 6-K, including Exhibits annexed hereto, are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration No. 333-260958) and shall be a part thereof from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
5.1	Opinion of Harney Westwood & Riegels LP, BVI counsel of the Company
10.1	Form of Convertible Promissory Note Purchase Agreement
10.2	Form of Convertible Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2024	ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Tingting Zhang
Tingting Zhang
Chief Executive Officer